SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 106023 / July 31, 2026

Admin. Proc. File No. 3-22231

In the Matter of

ARTELLIGENCE HOLDINGS, INC.
(FKA TAUTACHROME, INC.)

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of each class of the company's securities registered under Exchange Act Section 12.

APPEARANCES:

Timothy A. Holly, Chief Executive Officer, for ARtelligence Holdings, Inc. (fka Tautachrome, Inc.).

Samantha Williams and *Sandhya C. Harris* for the Division of Enforcement.

On October 8, 2024, the Securities and Exchange Commission issued an order instituting proceedings ("OIP") against Respondent ARtelligence Holdings, Inc. (formerly known as Tautachrome, Inc.) ("ARtelligence") (CIK No. 1389067; ticker: TTCM) under Section 12(j) of the Securities Exchange Act of 1934, alleging that it did not file required periodic reports.[1] After ARtelligence answered, the Division of Enforcement filed a motion for summary disposition requesting that the Commission revoke all registered classes of ARtelligence's securities. ARtelligence does not dispute that it has failed to file required periodic reports but claims that it should be given time to bring those filings up to date. For the reasons below, we grant the Division's motion and revoke the registration of each class of ARtelligence's securities registered under Exchange Act Section 12.

I. Background

ARtelligence is a Delaware corporation located in Atlanta, Georgia, with a class of securities registered under Exchange Act Section 12. That registration subjected ARtelligence to the Exchange Act's periodic filing requirements.[2] EDGAR filing history reflects that ARtelligence last filed a required periodic report with the Commission on May 23, 2023: a late Form 10-K for the period ended December 31, 2022, reporting a net loss of $1,168,892 for the prior year.[3]

In December 2024, ARtelligence submitted an answer to the OIP, in which ARtelligence did not deny any of the OIP's factual allegations and thus admitted them.[4] In the answer, ARtelligence stated that it had faced "unique challenges related to accounting guidance on AI technologies and valuation of intellectual property" and "[d]ifficulty finding a qualified auditor with experience in AI technologies and valuation of unique AI intellectual property."[5] ARtelligence requested additional time to cure its delinquency, describing its delinquent quarterly reports as "already prepared and awaiting auditor review."

The Division moved for summary disposition, requesting that the Commission revoke the registration of each class of ARtelligence's securities registered under Exchange Act Section 12. ARtelligence opposed the Division's motion for summary disposition. Additionally, multiple alleged shareholders have sent the Commission letters in opposition to deregistration, which we have considered.

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[1]   *ARtelligence Holdings, Inc. (fka Tautachrome, Inc.*), Exchange Act Release No. 101285, 2024 WL 4476503 (Oct. 8, 2024).

[2]   *See* 15 U.S.C. § 78m(a).

[3]   *See* Rule of Practice 323, 17 C.F.R. § 201.323 ("Official notice may be taken of . . . any matter in the public official records of the Commission . . . .").

[4]   *See* Rule of Practice 220(c), 17 C.F.R. § 201.220(c) ("Any allegation not denied [in an answer] shall be deemed admitted.").

[5]   ARtelligence's answer also alleged racial bias from both audit firms and the Division of Enforcement, but did not provide additional information in either its answer or subsequent filings.

ARtelligence's opposition to summary disposition requested until September 30, 2025, to cure its delinquent periodic filings. In September 2025, ARtelligence made a submission requesting even more time, until November 30, 2025, to cure its delinquent filings. In November 2025, it made yet another submission, recognizing that it would not meet the self-imposed November deadline but requesting that we delay still further for an unspecified period. Since then, ARtelligence has filed several additional status updates, none of which propose a new estimate for regaining compliance. For example, in April 2026, ARtelligence filed "motion for leave to file a Super 10-K" and, in May 2026, another filing with an attachment described by ARtelligence as an unaudited, "comprehensive multi-year Form 10-K" purporting to cover multiple fiscal years. But ARtelligence provided no estimate for completing the audit or making such a filing. Then in July 2026, ARtelligence filed a status update and "motion for permission to engage successor auditor," indicating that the auditor it reportedly engaged in July 2025 had not signed the proposed engagement letter and would not continue with the engagement.[6]

ARtelligence has yet to file any of its delinquent periodic reports, including seven more that have become due since issuance of the OIP.

II.   Analysis

A.   Summary disposition is appropriate.

Under Commission Rule of Practice 250, a motion for summary disposition may be granted if "there is no genuine issue with regard to any material fact" and the moving party is "entitled to summary disposition as a matter of law."[7] We view the facts in the light most favorable to the non-moving party, but that party must produce evidence to demonstrate that there is a genuine and material factual dispute that necessitates an in-person evidentiary hearing.[8] Although ARtelligence originally requested a hearing in its answer, ARtelligence admits its reporting delinquencies and identifies no evidence creating a genuine issue of material fact. For these reasons and the reasons below, we find that there is no genuine issue with respect to any material fact and that the Division is entitled to summary disposition as a matter of law.[9]

B.   ARtelligence violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Exchange Act Section 12(j) authorizes us, as "necessary or appropriate for the protection of investors," to revoke the registration of a security if we find that the issuer has failed to

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[6]   To the extent ARtelligence's self-styled "motions" to take various actions during this proceeding were either necessary or proper, we deny them as now moot because, as described herein, we find it appropriate to conclude this proceeding by revoking the registration of ARtelligence's securities.

[7]   17 C.F.R. § 201.250(b).

[8]   *United Dev. Funding III, LP*, Exchange Act Release No. 89535, 2020 WL 4720528, at *2 (Aug. 12, 2020).

[9]   *See Citizens Cap. Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *8 (June 29, 2012) (stating that summary disposition is appropriate in Section 12(j) proceedings "where the issuer has not disputed the facts that constitute the violation").

comply with any provision of the Exchange Act or its rules.[10] Exchange Act Section 13(a) requires issuers of registered securities, such as ARtelligence, to file periodic reports with the Commission "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[11] Rules 13a-1 and 13a-13 set forth the requirements for the quarterly and annual reports mandated under Section 13(a), including the deadlines for filing these reports.[12] A violation of these provisions does not require scienter.[13]

The record establishes that ARtelligence had a class of securities registered with the Commission under Exchange Act Section 12(g) and, at the time of the OIP, ARtelligence had failed to comply with these provisions by not filing six required reports that were due between May 15, 2023 and August 14, 2024. ARtelligence does not dispute this delinquency, and despite repeatedly claiming it would soon come into compliance, has not filed any periodic reports since the period ending December 31, 2022. Nor would the filing of such late reports change that ARtelligence still failed to comply with its obligations to file timely reports as alleged in the OIP.[14]

We therefore find that ARtelligence violated Section 13(a) and Rules 13a-1 and 13a-13 and thus turn to whether suspension or revocation is necessary or appropriate under Section 12(j).

C. We deem it necessary and appropriate to revoke the registration of each class of ARtelligence's securities that is registered under Exchange Act Section 12.

Because ARtelligence failed to make filings required by the Exchange Act and the regulations thereunder, Section 12(j) authorizes us, as we deem "necessary or appropriate for the protection of investors," to revoke the registration of ARtelligence's securities.[15] We apply a multifactor test to determine an appropriate sanction, considering, among other things:

> [T]he seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to

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[10]   15 U.S.C. § 78*l*(j).

[11]   15 U.S.C. § 78m(a).

[12]   17 C.F.R. §§ 240.13a-1, .13a-13; *see also* 15 U.S.C. § 78m(a).

[13]   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Cap.*, 2012 WL 2499350, at *5); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

[14]   *See LegacyXChange, Inc.*, Exchange Act Release No. 96401, 2022 WL 17345980, at *3 (Nov. 29, 2022) (finding that issuer's subsequent filing of reports that were delinquent at the time of the OIP "does not provide a defense to the OIP's allegations of reporting violations").

[15]   15 U.S.C. § 78*l*(j); *see also id.* § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[16]

Although these factors are nonexclusive, and no single factor is dispositive,[17] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other . . . factors would justify a sanction less than revocation."[18] These factors all favor revocation here.

ARtelligence's violations were serious and recurrent in that it has not filed a single required annual or quarterly report for any period after December 31, 2022. Indeed, ARtelligence remains delinquent and has filed no periodic reports since the issuance of the OIP.[19] ARtelligence's last report also disclosed a net loss of over $1.1 million in 2022, meaning that the company's failure to file another report after that disclosure has deprived investors of critical information about whether the company's financial situation has continued, worsened, or improved.[20] As the Commission has repeatedly explained, the "reporting requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[21] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act . . . , depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[22] ARtelligence's violations are

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[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Am. Stellar Energy, Inc. (n/k/a Tara Gold Res. Corp.)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011); *Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011).

[19]   *See Nature's Sunshine Prods.*, 2009 WL 137145, at *5 & n.23, *6 n.27 (finding that we may consider "matters that fall outside the OIP[] in assessing appropriate sanctions," such as an issuer's failure to file additional required reports with the Commission).

[20]   *See, e.g.*, *LegacyXChange*, 2022 WL 17345980, at *5 (finding that "financial difficulties are precisely the kind of information that is material to current and prospective investors" and that "failure to timely disclose such difficulties aggravates . . . violations"); *China-Biotics*, 2013 WL 5883342, at *11 (finding that delinquencies were "especially serious" when they "coincided with significant changes to the company's financial results[ ] [and] . . . business model").

[21]   *Am.'s Sports Voice, Inc. (n/k/a Milagro Holdings, Inc.)*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[22]   *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015); *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810

particularly serious because its reporting failures coincided with significant changes to the business, which ARtelligence described in its opposition to the motion for summary disposition and include, among others, a change of control, completion of a 1-for-50 reverse stock split, and a purported growth in assets to over $5.7 billion.

ARtelligence has also shown a high degree of culpability. The company was plainly aware of its delinquencies and the importance of filing required reports, as multiple company status reports filed with the Commission acknowledged ARtelligence's late filings and committed to bringing them up to date.[23] Additionally, on April 5, 2024, ARtelligence filed a Notification of Late Filing (Form 12b-25), demonstrating that it knew that filing such notifications was necessary when it was unable to timely file its periodic reports, but it filed such notification for only one of its missing reports.[24] ARtelligence never subsequently filed that report, nor any others. Such a failure to file periodic reports "in knowing disregard of regulatory responsibilities" evidences a high degree of culpability.[25]

We do not find this culpability lessened by the claims that leadership changes and former management hindered the company's ability to regain compliance. As the Commission has explained, business issues such as financial shortfalls, a "lack of staff," or "difficulties finding . . . legal and accounting professionals" do not excuse an issuer's missed periodic reports because such challenges are precisely the kind of material information that "would have been significant to both current and potential investors in evaluating whether they wanted to buy, sell or hold [the issuer's] securities."[26] And while ARtelligence insists "former management" is responsible for its compliance failures, the current chief executive officer took over on May 30,

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(1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[23]   *See, e.g.*, *Citizens Cap.*, 2012 WL 2499350, at *5 (finding that a "'long history of ignoring . . . reporting obligations'" evidences a "'high degree of culpability'" (quoting *Am.'s Sports Voice*, 2007 WL 858747, at *3)).

[24]   *See* 17 C.F.R. § 240.12b-25 (requiring filing of notification of inability to timely file periodic reports); *Calmare Therapeutics Inc.*, Exchange Act Release No. 97911, 2023 WL 4561052, at *4 (July 14, 2023) (finding that filing two Forms 12b-25 showed respondent "knew doing so was necessary to obtain an extension of time for filing its periodic reports," yet it filed only two of those forms).

[25]   *Talon Real Estate Holding Corp.*, Exchange Act Release No. 87614, 2019 WL 6324601, at *4 (Nov. 25, 2019); *see also Gateway*, 2006 WL 1506286, at *5 & n.28 (revoking respondent's registration and finding "a high degree of culpability" because respondent "knew of its reporting obligations, yet failed to file a total of seven annual and quarterly reports").

[26]   *Advanced Life Scis.*, 2017 WL 3214455, at *3; *see also China-Biotics*, 2013 WL 5883342, at *11 (finding that it is "especially serious" for an issuer to fail to make periodic reports during periods that coincide with material developments).

2023, *before* ARtelligence stopped filing periodic reports. Over three years later, ARtelligence has still not made any required periodic filing.[27]

We also give little credibility to the various assurances that ARtelligence will regain compliance any time soon or maintain such compliance. ARtelligence argues that it had difficulty engaging an auditor to review its periodic filings, and it included as exhibits to its filings in this proceeding unaudited and unreviewed versions of multiple 10-Q and 10-K filings, as well as an unaudited so-called "Super 10-K" that purports to cover most of the missing reports. ARtelligence appears to offer them to show a good faith effort to remedy its past violations and progress towards future compliance. But, as ARtelligence recognizes, unaudited and unreviewed periodic filings would clearly be deficient under the Exchange Act.[28] Moreover, ARtelligence has not met any of the self-imposed deadlines it has offered throughout this proceeding. The six periodic reports that were delinquent as of the OIP remain delinquent, and seven more periodic reports have since become delinquent.[29] In short, ARtelligence's vague promises and insufficient remedial steps do not provide the "strongly compelling showing" necessary to justify a sanction less than revocation in light of its serious and recurrent violations.[30]

ARtelligence also argues that the shareholders have not been harmed and will not be harmed by allowing it time to come into compliance, but would be harmed by revocation. Indeed, the alleged current shareholders that have submitted letters argue that they will be harmed by revocation, claiming that there is "no risk of harm" because the company isn't trading. To the contrary, trading ARtelligence's stock is still possible.[31] Shareholders also argue that the CEO has kept shareholders informed via "open letters" posted online, and ARtelligence adds that it has also filed many Forms 8-K during its delinquency. But there is no indication that

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[27]   *See Nature's Sunshine Prods.*, 2009 WL 137145, at *5 & n.23, *6 n.27 (finding that we may consider "matters that fall outside the OIP in assessing appropriate sanctions," such as an issuer's failure to file additional required reports with the Commission) (comma omitted).

[28]   *See* 17 C.F.R. § 210.8-02 (requiring smaller reporting companies annually to file an audited balance sheet and "audited statements of comprehensive income, cash flows and changes in stockholders' equity"); 17 C.F.R. §§ 210.8-03 (requiring interim financial statements of smaller reporting companies in Forms 10-Q to be "reviewed by an independent public accountant using applicable professional standards and procedures").

[29]   *Cf. Talon*, 2019 WL 6324601, at *7 (finding that a company's "extensive record of failing to meet [its] self-imposed deadlines" provided reasons to doubt its assurances that it would maintain its required periodic filings).

[30]   *Cf. Absolute Potential, Inc. (f/k/a Absolute Waste Servs., Inc.)*, Exchange Act Release No. 71866, 2014 WL 1338256, at *5 & n.35 (Apr. 4, 2014) (finding insufficient company's "vague representations" that it would take "all necessary steps to ensure ongoing compliance" and had established "regular and reliable relationships with new accountants and auditors").

[31]   *See TTCM*, OTC Markets, https://www.otcmarkets.com/stock/TTCM/quote (last visited July 21, 2026) (explaining that ARtelligence's quotes reflect only unsolicited customer orders and that stock is traded on the Expert Market, which "serves broker-dealer pricing and investor best execution needs" and provides quotations that "are restricted from public viewing").

ARtelligence's "open letters" or Forms 8-K contained all the information necessary for investors to assess ARtelligence's finances and condition. Regardless, ARtelligence cannot supplant its statutory public reporting obligations by posting "open letters" or filing Forms 8-K.

The Commission has recognized that, "in any deregistration[,] current shareholders could be harmed by a diminution in the liquidity and value of their stock by virtue of the deregistration."[32] But ARtelligence's failure to timely file periodic reports has harmed, and continues to harm, both current and prospective shareholders because they must make investment decisions without the current and comprehensive financial information that those reports would provide.[33] Accordingly, we find it necessary and appropriate for the protection of investors to revoke the registration of each class of ARtelligence's securities registered under Exchange Act Section 12.

An appropriate order will issue.

By the Commission (Chairman ATKINS and Commissioners PEIRCE and UYEDA).

Vanessa A. Countryman
Secretary

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[32] *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 WL 1835958, at *4 (July 5, 2006).

[33] *See LegacyXChange*, 2022 WL 17345980, at *7 (finding that respondent's failure to timely file periodic reports harmed both current and prospective investors); *China-Biotics*, 2013 WL 5883342, at *14 (finding that "[a]ll investors in the marketplace, both current and prospective, have been deprived of timely reports that accurately reflect the company's financial situation and material business developments").

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 106023 / July 31, 2026

Admin. Proc. File No. 3-22231

In the Matter of

ARTELLIGENCE HOLDINGS, INC.
(FKA TAUTACHROME, INC.)

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of each class of the securities of ARtelligence Holdings, Inc. (fka Tautachrome, Inc.) (CIK No. 1389067; ticker: TTCM) registered under Section 12 of the Securities Exchange Act of 1934 is hereby revoked under Exchange Act Section 12(j).

The revocation is effective as of August 3, 2026.

By the Commission.

Vanessa A. Countryman
Secretary